Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone (215) 564-8000 www.stradley.com

VIA EDGAR
July 19, 2021
Patrick F. Scott
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Invesco Dynamic Credit Opportunity Fund (File Nos. 333-255932 and 811-23655)
Dear Mr. Scott:

This letter responds to the comments conveyed telephonically on July 15, 2021 regarding pre-effective amendment no. 1 to the registration statement on Form N-2 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission with respect to the initial registration of the Invesco Dynamic Credit Opportunity Fund (the “Registrant” or the “Fund”).  Each comment is summarized below (in bold), followed by the Registrant’s response to each comment. These responses will be incorporated into a pre-effective amendment filing to the Fund’s Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.
1.
Comment:  Please amend Section 9.12(b) and 9.12(e) of the Fund’s Declaration of Trust to state that the provisions do not apply to claims arising under federal securities laws.  Please also revise the Fund’s prospectus disclosure to state that such provisions do not apply to claims arising under federal securities laws

Response:  The Registrant has amended the Fund’s Declaration of Trust as requested.  Set forth below is Section 9.12 of the Fund’s Declaration of Trust as revised to reflect the amendment (see underlined new language below):

Declaration of Trust Amendment:

Section 9.12 Derivative Actions.  In addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met:
(a) The Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed.  For purposes of this Section 9.12(a), a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees is composed of Trustees who are not Independent Trustees and the Board of Trustees has not established a committee to consider the merits of such action or, if the Board of Trustees has established such a committee, a majority of that committee is composed of Trustees who are not Independent Trustees;

Mr. Patrick F. Scott
July 19, 2021

(b) Unless a demand is not required under paragraph (a) of this Section 9.12, Shareholders eligible to bring such derivative action under the Delaware Act who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding, or Classes to which such action relates if it does not relate to all Classes, must join in the pre-suit demand for the Trustees to commence such action; and
(c) Unless a demand is not required under paragraph (a) of this Section 9.12, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim.  The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.
(d) For purposes of this Section 9.12, the Board of Trustees may designate a committee of one or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who are Independent Trustees.  The Trustees on that committee shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees on the committee determine not to bring such action.
(e) In addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each Shareholder of the Trust or any Class agrees that any claim that affects all Shareholders of a Class either equally or proportionately based on their number of Shares in such Class, must be brought as a derivative claim subject to this Section 9.12 irrespective of whether such claim involves a violation of the Shareholders’ rights under this Agreement or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim.

Section 9.12(b) and (e) above will not apply to claims brought under the U.S. federal securities laws to the extent that any such federal securities laws, rules or regulations, do not permit such application.

In addition, the Registrant has revised the prospectus disclosure as follows (see underlined new language below):

Prospectus Revisions:
Provisions in the Governing Documents Regarding Shareholder Derivative Claims

The Fund’s Declaration of Trust provides that, in addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Trust only if certain conditions are met.  The conditions include, in summary: (1) Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed (a demand shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees is composed of Trustees who are not Independent Trustees and the Board of Trustees has not established a committee to consider the merits of such action or, if the Board of Trustees has established such a committee, a majority of that committee is composed of Trustees who are not Independent Trustees); (2) unless a demand is not required pursuant to the foregoing (1) and except with respect to claims arising under the U.S. federal securities laws as described below, Shareholders eligible to bring such derivative action under the Delaware Act who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding, or Classes to which such action relates if it does not relate to all

Mr. Patrick F. Scott
July 19, 2021

Classes, must join in the pre-suit demand for the Trustees to commence such action (referred to herein as the “joinder provision”); (3)  unless a demand is not required pursuant to the foregoing (1), the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; (4) the Board of Trustees may designate a committee of one or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who are Independent Trustees; (5) except with respect to claims arising under the U.S. federal securities laws as described below, in addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each Shareholder of the Trust or any Class agrees that any claim that affects all Shareholders of a Class either equally or proportionately based on their number of Shares in such Class, must be brought as a derivative claim irrespective of whether such claim involves a violation of the Shareholders’ rights under this Agreement or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim (referred to herein as the “proportionate share provision”).

Federal securities claims are not specifically carved out of the Declaration of Trust provisions on shareholder derivative claims, except that they are excluded from the joinder provision requirements described above as well as the proportionate share provision described above to the extent that the federal securities laws, rules or regulations, do not permit the application of such provisions.   These provisions may limit a Shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.

2.
Comment: Please revise Section 9.13 of the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws.  Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:   The Registrant has amended the Fund’s Declaration of Trust as requested.  Set forth below is Section 9.13 of the Fund’s Declaration of Trust as revised to reflect the amendment (see underlined new language below):

Declaration of Trust Amendment:

Section 9.13  Jurisdiction and Waiver of Jury Trial.  In accordance with Section 3804(e) of the Delaware Act, any suit, action or proceeding brought by or in the right of any Shareholder or any Person claiming any interest in any Shares seeking to enforce any provision of, based on any matter arising out of, or in connection with, the Governing Instrument or the Trust, any Class, or any Shares (including any claim of any nature against the Trust, any Class, the Trustees, or officers of the Trust) shall be brought exclusively in the United States District Court for the Southern District of New York or, solely with respect to matters relating to the organization or internal affairs of the Trust or as otherwise required by law, in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. All Shareholders and other such Persons hereby irrevocably consent to the jurisdiction of such courts (and the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Further, IN

Mr. Patrick F. Scott
July 19, 2021

CONNECTION WITH ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN THE SUPERIOR COURT IN THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, ALL SHAREHOLDERS AND ALL OTHER SUCH PERSONS HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY TO THE FULLEST EXTENT PERMITTED BY LAW.  All Shareholders and other such Persons agree that service of summons, complaint or other process in connection with any proceedings may be made by registered or certified mail or by overnight courier addressed to such Person at the address shown on the books and records of the Trust for such Person or at the address of the Person shown on the books and records of the Trust with respect to the Shares that such Person claims an interest in.  Service of process in any such suit, action or proceeding against the Trust or any Trustee or officer of the Trust may be made at the address of the Trust’s registered agent in the State of Delaware.  Any service so made shall be effective as if personally made in the State of Delaware.

This Section 9.13 will not apply to claims brought under the U.S. federal securities laws to the extent that any such federal securities laws, rules or regulations, do not permit such application.

In addition, the Registrant has added the following disclosure to the Fund’s prospectus:
Prospectus Revisions:

The Declaration of Trust also requires that actions by Shareholders against the Fund, except for actions under the U.S. federal securities laws to the extent that any such federal securities laws, rules or regulations, do not permit the application of the Declaration of Trust provisions, be brought only in the United States District Court for the Southern District of New York or, solely with respect to matters relating to the organization or internal affairs of the Fund or as otherwise required by law, Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware (the “Exclusive Jurisdictions”).  The Declaration of Trust further provides that, in connection with any claim brought in the Superior Court in the State of Delaware or the United States District Court for the Southern District of New York, the right to jury trial is irrevocably waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. The designation of Exclusive Jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder. It is possible that a court may choose not to enforce these provisions of the Fund’s Declaration of Trust.

3.	Comment: Please incorporate the above comments into a pre-effective amendment to the Fund’s registration statement.
Response: The Registrant has revised the prospectus disclosure to incorporate the above comments into post-effective amendment no. 2 to the Registration Statement. In addition, the amendment to the Fund's Declaration of Trust reflecting the changes requested per Comments #1 and #2 above will be filed as an exhibit to pre-effective amendment no. 2 to the Registration Statement.

We believe that this information responds to all of your comments.  If you should require additional information, please call me at 215.564.8014 or Cory Hippler at 215.564.8089.

Mr. Patrick F. Scott
July 19, 2021

Sincerely yours, /s/ Mena Larmour Mena Larmour

Enclosures
Copies (w/encl.) to

A. Ruffle, Esq.
E. Nelson, Esq.
T. Edwards, Esq.
Matthew R. DiClemente, Esq.
Cory Hippler, Esq.